Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

December 8, 2020

Pamela Long
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Roth CH Acquisition II Co. Amendment No. 1 to Registration Statement on Form S-1 Filed December 7, 2020 File No. 333-250937

Dear Ms. Long:

On behalf of our client, Roth CH Acquisition II Co. (the “Company”), we hereby provide a response to the comment issued in a letter dated December 8, 2020 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter below. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Pamela Long December 8, 2020 Page 2

Amendment No. 1 to Form S-1

Warrants, page 77

1.	Please revise your discussion of the warrants to clearly describe the exclusive forum provision of your warrant agreement filed as Exhibit 4.4 to the registration statement. Please also describe, here and in the risk factors section, any risks or other impacts on investors, such as increased costs to bring a claim and that the provisions may discourage claims or limit investors' ability to bring a claim in a judicial form they find favorable. Finally, please state whether or not the provision applies only to state law claims or also to Exchange Act and/or Securities Act claims, and address any uncertainty about enforceability.

Response: The Company has revised the discussion of the warrants and the disclosure on pages 33 and 79, as well as Section 9.3 of the warrant agreement, in response to the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner